February 24, 2009

Mr. Kevin L. Vaughn
Accounting Branch Chief
United States Securities and Exchange Commission
Mail Stop 3030
Washington, D.C. 20549

Re: Pericom Semiconductor Corporation Comment Letter dated January 30, 2009

Dear Mr. Vaughn:

We, Pericom Semiconductor Corporation (the “Company” or ”Pericom”) hereby respond to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter of January 30, 2009. For the convenience of the Staff, we have set forth the Staff’s comments in bold type below.

Form 10-K For the Fiscal Year Ended June 28, 2008

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 32

-Contractual Obligations and Commitments, page 45

1.	Please revise your future filings to include your contractual obligations related to the construction of your factory in China.

Pericom response: As requested by the Staff, we will include such contractual obligations in our future filings. We included the obligations for this factory beginning in our 10-Q filing for the quarter ended September 27, 2008.

Item 9a.  Controls and Procedures, page 48

Disclosure Controls and Procedures, page 48

2.
Please tell us what impact the failure to include Pericom Technology, Inc.’s separate financial statements in accordance with Rule 3-09 of Regulation S-X had on the company’s assessment of disclosure controls and procedures as defined in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commissions rules and forms.

Pericom response: We filed separate financial statements for Pericom Technology, Inc. (“PTI”) as Exhibit 99.1 to our 10-K for the year ended July 1, 2006 because for that fiscal year, our equity in net income of PTI was $1.82 million, or 30.6%, of our pre-tax income of $5.94 million. However, in fiscal 2007, our share of PTI’s income declined to 4.2% of our pre-tax income, and it was only 1.1% of our pre-tax income in fiscal 2008. We did not include separate financial statements for PTI for those years, but continued to include summarized financial information for PTI (see Note 6 to the consolidated financials in the fiscal 2008 10-K, page 66). As PTI is not material to our income in either of those years, we believe that all material information required to be disclosed by us was reported timely and therefore concluded that the omission of separate financials would not alter our assessment that our controls and procedures were effective.

Notes to Consolidated Financial Statements, page 60

Note 6. Investments in Unconsolidated Affiliates, page 69

3.
We note that your investment in PTI meets the significance test for pre-tax income under Article 1-02(w) of Regulation S-X during fiscal 2006. Please amend your filing to include PTI’s separate financial statements required by Rule 3-09 of Regulation S-X as of the same dates and for the same periods as the audited consolidated financial statements required by Rules 3-01 and 3-02 of Regulation S-X for the Company. In accordance with Rule3-09(b) of Regulation S-X, PTI’s separate financial statements are required to be audited only for those periods where either the income or the investment test under 1.02(w) of Regulation S-X exceeds 20%.

Pericom response: We have drafted an amendment to our Form 10-K for the year ended June 28, 2008 that presents separate financials for PTI as of the same dates and for the same periods as are required for Pericom. The information for fiscal 2006 was derived from PTI’s audited financial statements, whereas the information for fiscal 2007 and 2008 is unaudited. This draft is attached for your review as Exhibit A.

4.	Further to the above, please revise your future filings to include the disclosures required by Rule 4-08(g) of Regulation S-X for your investment in PTI for all periods presented.

Pericom response: As requested by the Staff, in future filings we will include summarized financial information as to assets, liabilities and results of operations as detailed in Rule 1-02(bb) of Regulation S-X and as of the same dates and for the same periods as our consolidated financial statements as required by Rule 4-08(g).

Form 10-Q for the Quarter Ended September 28, 2008

Liquidity and Capital Resources, page 23

5.
In light of the current market conditions and your significant investment portfolio at September 28, 2008, please expand your discussion and analysis in future filings to provide your investors with information necessary for an understanding of your financial condition related to those investments. Refer to Item 303(a) of Regulation S-K. For example, please identify the specific nature of your marketable securities, including your mortgage and asset-backed debt securities, indicate what factors may affect the value of those securities, the sensitivity of the value of the securities to those factors, and disclose any material risks.

Pericom response: As requested by the Staff, in future filings we will include additional details on the nature and quality of our investment positions, the current market valuation of those investments, factors that may affect future valuations, the sensitivity of the value of our securities to those factors and any material risks to our investment positions. We have applied this practice beginning with our Form 10-Q for the quarterly period ended December 27, 2008.

The Company hereby acknowledges the following:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States

Please direct any questions or additional comments regarding this response to the undersigned.

Sincerely,

/s/ Angela Chen

Angela Chen
Chief Financial Officer
Pericom Semiconductor Corporation
(408) 435-0800 X426

EXHIBIT A
DRAFT
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 10-K/A
(Amendment No. 1)

FOR ANNUAL AND TRANSITION REPORTS PURSUANT TO SECTION 13 OR
15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended June 28, 2008

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to
Commission File Number 0-27026
Pericom Semiconductor Corporation
(Exact Name of Registrant as Specified in Its Charter)

California	77-0254621
(State or Other Jurisdiction of	(I.R.S. Employer
Incorporation or Organization)	Identification No.)

3545 North First Street
San Jose, California 95134	95134
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code:   (408) 435-0800

Securities registered pursuant to Section 12(b) of the Act:
Title of Each Class	Name of Exchange on Which Registered
Common Stock	The NASDAQ Stock Market LLC

Preferred Share Purchase Rights	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12 (g) of the Act:  None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    ☐  Yes    ☒  No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.    ☐  Yes    ☒  No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirement for the past 90 days.    ☒  Yes    ☐  No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K.    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company”in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐  Accelerated filer ☒    Non-accelerated filer ☐   Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    ☐  Yes    ☒  No

The aggregate market value of voting stock held by non-affiliates of the registrant, based on the closing price of the Common Stock on December 27, 2007 as reported by the NASDAQ National Market was approximately $449,344,000. Shares of common stock held by each officer and director have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of February 20, 2009 the Registrant had outstanding 25,267,000 shares of common stock.

Explanatory Note

Pericom Semiconductor Corporation (the “Company”) is filing this Amendment No. 1 to Form 10-K to include financial statements of Pericom Technology Inc. at and for the fiscal year ended June 30, 2008 (the “PTI Financial Statements”) in the Company’s Form 10-K for the fiscal year ended June 28, 2008, which was filed with the Securities and Exchange Commission on September 11, 2008 (the “Original Filing”).

This Form 10-K/A does not reflect events occurring after the Original Filing, and except for the PTI Financial Statements and Exhibits 31.1, 31.2, 32.1 and 32.2, which are filed herewith, this Amendment No. 1 to Form 10-K does not modify, amend or update in any way the financial statements or any other item or disclosure in the Original Filing, and this Amendment No. 1 continues to speak as of the date of the Original Filing.

PART IV

ITEM 15.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a)	The following documents are filed as part of this report:

(1)	Exhibits. The following exhibits are filed as part of, or incorporated by reference into, this Report:

31.1	Certification of Alex C. Hui, Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of Angela Chen, Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of Alex C. Hui, Chief Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	Certification of Angela Chen, Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.1	Pericom Technology Inc. Consolidated Financial Statements for the year ended June 30, 2008

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PERICOM SEMICONDUCTOR CORPORATION

By:	/s/ ALEX C. HUI
Alex C. Hui
Chief Executive Officer, President and Chairman of the Board of Directors

Date:	February _ , 2009

EXHIBIT 31.1

PERICOM SEMICONDUCTOR CORPORATION
CERTIFICATION PURSUANT TO SECTION 302 OF THE
SARBANES-OXLEY ACT OF 2002

I, Alex C. Hui, certify that:

1.	I have reviewed this annual report on Form 10-K/A of Pericom Semiconductor Corporation;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)),  and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally acceptable accounting principles.
c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.
The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a)
All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial data; and

b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:     February   , 2009

/s/ Alex C. Hui
Alex C. Hui
Chief Executive Officer
Pericom Semiconductor Corporation

EXHIBIT 31.2

PERICOM SEMICONDUCTOR CORPORATION
CERTIFICATION PURSUANT TO SECTION 302 OF THE
SARBANES-OXLEY ACT OF 2002

I, Angela Chen, certify that:

1.	I have reviewed this annual report on Form 10-K/A of Pericom Semiconductor Corporation;

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.
Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.
The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)),  and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally acceptable accounting principles.
c) Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.
The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial data; and

b)Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:     February   , 2009

/s/ Angela Chen

Angela Chen
Chief Financial Officer
Pericom Semiconductor Corporation

EXHIBIT 32.1

PERICOM SEMICONDUCTOR CORPORATION

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED

PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with this annual report of Pericom Semiconductor Corporation (the “Company”) on Form 10-K/A for the twelve months ended June 28, 2008 (the “Report”), I, Alex C. Hui, Chief Executive Officer of the Company, hereby certify as of the date hereof, solely for purposes of Title 18, Chapter 63, Section 1350 of the United States Code, that to the best of my knowledge:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company at the dates and for the periods indicated.

February   , 2009

By:	/s/ Alex C. Hui
Alex C. Hui
Chief Executive Officer
Pericom Semiconductor Corporation

EXHIBIT 32.2

PERICOM SEMICONDUCTOR CORPORATION

CERTIFICATION OF CHIEF FINANCIAL OFFICER

PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED

PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with this annual report of Pericom Semiconductor Corporation (the “Company”) on Form 10-K/A for the twelve months ended June 28, 2008 (the “Report”), I, Angela Chen, Chief Financial Officer of the Company, hereby certify as of the date hereof, solely for purposes of Title 18, Chapter 63, Section 1350 of the United States Code, that to the best of my knowledge:

(1) the Report fully complies with the requirements of Section 13(a) or 15(d), as applicable, of the Securities Exchange Act of 1934, and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company at the dates and for the periods indicated.

February   , 2009

By:	/s/ Angela Chen
Angela Chen
Chief Financial Officer
Pericom Semiconductor Corporation

EXHIBIT 99.1

PERICOM TECHNOLOGY INC.

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED

30 JUNE 2008

INDEX

Page

Consolidated Financial Statements

Consolidated Balance Sheets as of June 30, 2008 and June 30, 2007	10

Consolidated Statements of Operations for each of the Three Fiscal Years in the Period Ended June 30, 2008	11

Consolidated Statements of Cash Flows for each of the Three Fiscal Years in the Period Ended June 30, 2008	12

Consolidated Statements of Changes in Equity for each of the Three Fiscal Years in the Period Ended June 30, 2008	13

PERICOM TECHNOLOGY INC.

CONSOLIDATED BALANCE SHEETS
AS AT 30 JUNE 2008 AND 2007
	(Unaudited)
	2008	2007
	US$	US$

ASSETS

Current assets
Cash and cash equivalents	$8,757,438	$8,389,959
Other financial assets at fair value	4,692,941	3,042,979
Trade receivables	1,722,438	1,681,348
Other receivables and prepayments	347,593	387,137
Inventories	1,809,475	1,628,342
Amount due from a related company	97,932	28,281
Tax recoverable	13,374	-
	17,441,191	15,158,046

Non-current assets
Property, plant and equipment	1,750,779	1,820,944
Land use rights	405,761	383,234
Investment in an associate	-	73,825
	2,156,540	2,278,003

Total assets	$19,597,731	$17,436,049

LIABILITIES

Current liabilities
Trade payables	$698,442	$572,048
Accruals and other payables	741,908	407,894
Amount due to a shareholder	122,534	117,706
Amount due to a related company	4,159	-
Tax payables	-	35,023
	1,567,043	1,132,671

Total liabilities	1,567,043	1,132,671

EQUITY

Capital and reserves
Share capital	18,951,736	18,922,658
Other reserves	791,458	393,516
Accumulated losses	(1,712,506)	(3,012,796)
Total equity	18,030,688	16,303,378

Total equity and liabilities	$19,597,731	$17,436,049

PERICOM TECHNOLOGY INC.
CONSOLIDATED INCOME STATEMENTS
FOR THE YEARS ENDED 30 JUNE 2008, 2007, AND 2006

	Twelve Months Ended
	Jun 28	Jun 30	Jun 30
	2008	2007	2006

Revenue	$11,674,828	$11,332,994	$12,512,670

Cost of sales	5,839,113	5,143,078	5,557,085

Gross profit	5,835,715	6,189,916	6,955,585

Operating expenses:

Research and development	2,420,134	2,562,641	2,214,580

Selling, general and administrative	2,309,440	2,327,667	2,627,771

Total	4,729,574	4,890,308	4,842,351

Income from operations	1,106,141	1,299,608	2,113,234

Interest and other income	442,616	636,561	504,773

Income before income taxes	1,548,757	1,936,169	2,618,007

Income tax expense	171,942	96,671	-

Equity in income (loss) of investees	(76,525)	(139,095)	(19,730)

Net income	$1,300,290	$1,700,403	$2,598,277

(1) Derived from Pericom Technology Corporation’s audited consolidated financial statements for the year ended June 30, 2006.

PERICOM TECHNOLOGY INC.

CONSOLIDATED CASH FLOW STATEMENTS
FOR THE YEARS ENDED 30 JUNE 2008 (Unaudited), 2007 (Unaudited), AND 2006 (1)

	(Unaudited)		(1)
	2008	2007	2006
	US$	US$	US$
Cash flows from operating activities
Net cash generated from operations	$2,258,370	$4,363,700	$927,646
PRC enterprise income tax paid	(220,339)	(61,648)	-
Net cash generated from operating activities	2,038,031	4,302,052	927,646

Cash flows from investing activities
Purchase of property, plant and equipment	(470,456)	(1,104,589)	(376,446
Purchase of financial assets at fair value through profit or loss	(2,550,390)	(1,001,845)	-
Proceeds on disposals of financial assets at fair value through profit or loss	1,008,362	2,234,395	1,565,259
Repayment to an associate	-	-	(228,718)
Interest received	191,318	209,877	187,202
Net cash (used in)/generated from investing activities	(1,821,166)	337,838	1,147,297

Cash flows from financing activities
Proceeds from shares issued on exercise of share options	15,095	36,794	14,938
Increase/(decrease) in amount due to a shareholder	4,828	(231,756)	293,600
Net cash generated from/(used in) financing activities	19,923	(194,962)	308,538

Increase in cash and cash equivalents	236,788	4,444,928	2,383,481
Cash and cash equivalents at 1 July	8,389,959	3,975,816	1,579,339
Effect on changes in foreign exchange rate	130,691	(30,785)	12,996
Cash and cash equivalents at 30 June	8,757,438	8,389,959	3,975,816

Analysis of balances of cash and cash equivalents
Cash and bank balances	$8,757,438	$8,389,959	$3,975,816

(1) Derived from Pericom Technology Corporation’s audited consolidated financial statements for the year ended June 30, 2006.

PERICOM TECHNOLOGY INC.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
FOR THE YEARS ENDED 30 JUNE 2008 (Unaudited), 2007 (Unaudited), AND 2006 (1)

	Share capital	Share of reserves of associate	Share- based payment reserve	Accumulated losses	Exchange reserve	Total
	US$	US$	US$	US$	US$	US$

Balance at 1 July 2005	$18,868,096	$-	$-	$(7,178,051)	$-	$11,690,045

Shares issued on exercise of share options	14,938	-	-	-	-	14,938

Share-based payments	-	-	24,558	-	-	24,558

Profit for the year	-	-	-	2,598,277	-	2,598,277

Foreign currency translation differences	-	-	-	-	12,996	12,996
Balance at 1 July 2006, as previously reported	18,883,034	-	24,558	(4,579,774)	12,996	14,340,814

Prior year adjustments	-	-	-	(133,425)	-	(133,425)
Balance at 1 July 2006, as restated	18,883,034	-	24,558	(4,713,199)	12,996	14,207,389

Shares issued on exercise of share options	36,794	-	-	-	-	36,794

Share of reserves of associate	-	3,932	-	-	-	3,932

Share-based payments	-	-	119,885	-	-	119,885

Transfer to share capital on exercise of share options	2,830	-	(2,830)	-	-	-

Profit for the year	-	-	-	1,700,403	-	1,700,403

Foreign currency translation differences	-	-	-	-	234,975	234,975
Balance at 30 June 2007	18,922,658	3,932	141,613	(3,012,796)	247,971	16,303,378

Balance at 1 July 2007	18,922,658	3,932	141,613	(3,012,796)	247,971	16,303,378

Shares issued on exercise of share options	15,095	-	-	-	-	15,095

Share of reserves of associate	-	2,700	-	-	-	2,700

Share-based payments	-	-	43,261	-	-	43,261

Transfer to share capital on exercise of share options	13,983	-	(13,983)	-	-	-

Profit for the year	-	-	-	1,300,290	-	1,300,290

Foreign currency translation differences	-	-	-	-	365,964	365,964
Balance at 30 June 2008	$18,951,736	$6,632	$170,891	$(1,712,506)	$613,935	$18,030,688

(1) Derived from Pericom Technology Corporation’s audited consolidated financial statements for the year ended June 30, 2006.